                United States Securities and Exchange Commission
                             Washington, D.C. 20549

                                   FORM 10-QSB

[X] QUARTERLY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                  For the quarterly period ended December 31, 1999

[ ] TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

             For the transition period from ______________ to _____________

                          Commission file number 0-17569

                                 FIBERCHEM, INC.
        (Exact name of small business issuer as specified in its charter)

                  Delaware                                  84-1063897
         (State or other jurisdiction of                 (I.R.S. Employer
          incorporation or organization)                Identification No.)

               1181 Grier Drive, Suite B, Las Vegas, Nevada 89119
                    (Address of principal executive offices)

                                 (702) 361-9873

                           (Issuer's telephone number)

         Indicate by check mark whether the issuer (1) filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the past 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES___X___ NO_______

         As of February 10, 2000, the issuer had 41,253,159 shares of Common Stock, par value $.0001 per share, issued and outstanding.

                        FIBERCHEM, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                                     ASSETS

                                                                                              (UNAUDITED)
                                                                             September 30,    December 31,
                                                                                  1999            1999
                                                                           ----------------- --------------
Current assets:

             Cash and cash equivalents                                       $    21,760      $     8,329
              Accounts receivable, net of allowance for doubtful
                   accounts of $92,423 at September 30 and
                   December 31, 1999                                             647,402          611,609
              Inventories                                                      1,261,437        1,195,255
              Prepaid expenses and other                                         122,153           79,686
                                                                           ----------------- --------------
                          Total current assets                                 2,052,752        1,894,879
                                                                           ----------------- --------------

Equipment                                                                        704,964          704,964
Less accumulated depreciation                                                   (645,163)        (653,338)
                                                                           ----------------- --------------
                          Net equipment                                           59,801           51,626
                                                                           ----------------- --------------

Other assets:
              Patent costs, net of accumulated amortization of
                 $1,958,108 at September 30, 1999 and
                 $1,972,821 at December 31, 1999                                  65,734           55,811
              Technology costs, net of accumulated amortization
                  of $469,706 at September 30 and December 31, 1999                   --               --
              Note refinancing costs, net of accumulated amortization of
                   $32,920 at September 30, 1999 and
                   $46,088 at December 31, 1999                                  125,096          111,928
              Other deferred costs                                                39,147           59,767
                                                                           ----------------- --------------
                          Total other assets                                     229,977          227,506
                                                                           ----------------- --------------
Total assets                                                                 $ 2,342,530      $ 2,174,011
                                                                           ================= ==============

           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                           CONSOLIDATED BALANCE SHEETS

                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                                   (UNAUDITED)
                                                                             September 30,         December 31,
                                                                                  1999                1999
                                                                           --------------------  ------------------
Current liabilities:

              Bank loan payable                                                       421,949           456,001
              Other current notes payable                                             250,000           250,000
              Accounts payable                                                        272,906           437,205
              Deferred salaries                                                        76,353           111,757
              Accrued salaries and benefits                                           199,221           148,862
              Accrued warranty                                                        146,282           140,728
              Accrued legal, accounting and consulting                                 70,600            79,001
              Accrued commissions                                                      33,799            40,699
              Other accrued expenses                                                   93,856           124,956
              Customer deposits                                                        37,775            37,775
              Interest payable                                                         55,587            35,977
                                                                           --------------------  ------------------
                          Total current liabilities                                 1,658,328         1,862,961


Senior convertible notes payable                                                   $1,621,000        $1,621,000
Notes payable to officers, directors and affiliates                                   265,000           265,000
                                                                           --------------------  ------------------
                          Total liabilities                                         3,544,328         3,748,961
                                                                           --------------------  ------------------
Stockholders' equity (deficiency):

              Preferred stock, $.001 par value. Authorized 10,000,000
                  shares; 207,848 convertible shares issued and
                  outstanding at September 30, and December 31, 1999;
                  at liquidation value of $15 per share                             3,117,720         3,117,720

              Common stock,  $.0001 par value.  Authorized
                  150,000,000 shares; 39,831,038 and 40,121,538
                   shares issued and outstanding at September 30
                   and December 31, 1999, respectively                                  3,983             4,012
              Additional paid-in capital                                           29,979,833        30,038,404
              Deficit                                                             (34,210,476)      (34,694,278)
              Deferred costs                                                          (69,400)          (17,350)
              Stock subscription receivable                                           (23,458)          (23,458)
                                                                           --------------------  ------------------
                          Stockholders' equity (deficiency)                        (1,201,798)       (1,574,950)

                                                                           --------------------  ------------------
Total liabilities and stockholders' equity                                         $2,342,530        $2,174,011
                                                                           ====================  ==================

           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                               Three month period ended
                                                            ------------------------------
                                                            December 31,      December 31,
                                                                1998             1999
                                                            ------------      ------------
Revenues                                                    $    328,895      $    596,484
Cost of revenues                                                 183,594           381,422
                                                            ------------      ------------
                          Gross profit                           145,301           215,062
                                                            ------------      ------------
Operating expenses:

              Research, development and engineering              154,797           117,619
              General and administrative                         371,935           319,291
              Sales and marketing                                164,185           156,110
                                                            ------------      ------------
                          Total operating expenses               690,917           593,020
                                                            ------------      ------------
                          Loss from operations                  (545,616)         (377,958)
                                                            ------------      ------------
Other income (expense):

              Interest expense                                   (81,169)         (106,415)
              Interest and other income                            6,489               571

                                                            ------------      ------------
                          Total other expense                    (74,680)         (105,844)
                                                            ------------      ------------
                          Net loss                          $   (620,296)     $   (483,802)
                                                            ============      ============

Shares of common stock used in computing loss per share       27,642,715        39,970,701
                                                            ============      ============

                          Basic loss per share              $      (0.02)     $      (0.01)
                                                            ============      ============

           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
              CONSOLIDATED STATEMENTS OF STOCKHOLDERS' DEFICIENCIES
                                   (UNAUDITED)

                                       Preferred Stock       Common Stock     Additional                       Receivable
                                   ------------------------------------------  Paid-In              Deferred  for Exercise
                                     Shares    Amount      Shares     Amount   Capital     Deficit    Costs    of Rights    Total
                                   --------- ---------- ----------- --------- --------- ----------- ---------- ---------- ---------
Balance at  September 30, 1999      207,848  $3,117,720  39,831,038  $3,983  29,979,833 (34,210,476) (69,400)   (23,458) (1,201,798)


 Common stock issued:
   For cash                              --          --     245,000      24      35,571          --       --         --      35,595
   Conversion of interest payable
     to officers, directors and
     affiliates                          --          --      45,500       5       5,000          --       --         --       5,005
   Deferred costs recognized             --          --          --      --          --          --   52,050         --      52,050
   Warrants issued for services          --          --          --      --      18,000          --       --         --      18,000
 Net loss                                --          --          --      --          --    (483,802)      --         --    (483,802)
                                   --------- ---------- ----------- --------- --------- -----------  -------   --------  ----------
Balance at  December 31, 1999       207,848  $3,117,720  40,121,538  $4,012  30,038,404 (34,694,278) (17,350)   (23,458) (1,574,950)
                                   ========= ========== =========== ========= ========= ===========  =======   ========  ==========

                        FIBERCHEM, INC. AND SUBSIDIARIES
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                             Three-month period ended December 31
                                                             ------------------------------------
                                                                      1998        1999
                                                                    ---------   ---------
Cash flows from operating activities:
     Net loss                                                       $(620,296)  $(483,802)
     Adjustments to reconcile net loss to net
           cash flows used in operating activities:

               Depreciation                                            11,267       8,175
               Amortization of patent and technology costs             33,050      14,713
               Amortization of financing costs                         21,624      13,168
               Common stock and warrants issued for services          121,361      70,050
               Common stock issued for payment of accrued interest         --       5,005
               Changes in current assets and liabilities:

                   (Increase) decrease in accounts receivable         (34,946)     35,793
                   Decrease in inventories                             70,394      66,182
                   Decrease in prepaid expenses and
                         other current assets                           3,474      42,467
                   Increase (decrease) in accounts payable            (65,414)    164,299
                   Increase (decrease) in accrued expenses            (98,739)     25,892
                   Increase (decrease) in interest payable             42,441     (19,610)
                                                                    ---------   ---------
               Net cash used in operating activities                 (515,784)    (57,668)
                                                                    ---------   ---------

               Cash flows from investing activities:

                   Payments for patents                                (2,927)     (4,790)
                                                                    ---------   ---------
                                                                       (2,927)     (4,790)
                                                                    ---------   ---------


           See accompanying notes to consolidated financial statements

                                                                     Three-month period ended December 31
                                                                     ------------------------------------
                                                                             1998            1999
                                                                           ---------       ---------
Cash flows from operating activities:

     Net proceeds from bank loan                                           $   8,791       $  34,052
     Proceeds from issuance of common stock and warrants                     922,946          35,595
     Payment of financing costs                                              (88,504)             --
     Payment of merger costs                                                      --         (20,620)
     Payments on note payable to bank and others                             (34,362)             --
     Proceeds from the exercise of options                                     2,200              --
                                                                           ---------       ---------
               Net cash provided by financing activities                     811,071          49,027
                                                                           ---------       ---------
Net increase (decrease) in cash and cash equivalents                       $ 292,360       $ (13,431)
Cash and cash equivalents at beginning of period                              91,354          21,760
                                                                           ---------       ---------
Cash and cash equivalents at end of period                                 $ 383,714       $   8,329
                                                                           =========       =========

                           Supplemental Cash Flow Information

Noncash investing and financing activities:

     Senior convertible notes payable converted to common stock            $      --       $      --
     Notes and interest payable to officers, directors and
              affiliates converted to common stock and warrants              420,987           5,005
     Notes payable to others converted to common stock
               and warrants                                                   60,000              --
     Payment of financing costs with common stock and warrants                50,000              --
                                                                           =========       =========

Interest paid                                                              $  60,615       $  59,222
                                                                           =========       =========

           See accompanying notes to consolidated financial statements

                        FIBERCHEM, INC. AND SUBSIDIARIES
                 NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
                                   (UNAUDITED)
   ===========================================================================


(1)      PRESENTATION OF UNAUDITED FINANCIAL STATEMENTS

         The accompanying unaudited consolidated financial statements include the accounts of FiberChem, Inc. ("FCI" or the "Company") and its subsidiaries. All inter-company accounts and transactions have been eliminated.

         The unaudited consolidated financial statements have been prepared in accordance with Item 310 of Regulation S-B and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows of the Company, in conformity with generally accepted accounting principles. The information furnished, in the opinion of management, reflects all adjustments (consisting primarily of normal recurring accruals) necessary to present fairly the financial position as of September 30, 1999 and December 31, 1999, and the results of operations and cash flows of the Company for the three-month periods ended December 31, 1998 and 1999. The results of operations are not necessarily indicative of results which may be expected for any other interim period or for the year as a whole. For further information, refer to the financial statements and footnotes thereto included in the Company's annual report on Form 10-KSB for the year ended September 30, 1999.

         Certain Fiscal 1999 Financial Statement amounts have been reclassified to conform with the presentation in the Fiscal 2000 Financial Statements.

(2)      NOTES PAYABLE

         On February 15, 1996, the Company completed an offering under Regulation S, promulgated under the Securities Act of 1933, as amended (the "Offering"), of 8% Senior Convertible Notes due February 15, 1999 (the "Notes"), for $2,825,000. Interest on the Notes was to be paid semi-annually, commencing August 15, 1996, at a rate of 8% per annum. The Notes were convertible into shares of Common Stock of the Company at a conversion price (the "Conversion Price") of, initially, $0.80 per share at any time after March 26, 1996 and before the close of business on February 14, 1999. The Conversion Price was adjusted, in accordance with the original note agreement, to $0.4078, a price representing a 10% discount from the average closing bid price of the Common Stock for the 30 business days prior to February 15, 1997. As of February 15, 1999, an aggregate face amount of $1,225,000 of the Notes had been converted to Common Stock resulting in the issuance of 1,742,851 shares of Common Stock.

         On February 2, 1999, the Company offered to exchange the Notes at their maturity on February 15, 1999 for new Notes (the "New Notes") with a conversion price of $0.23, which was established by using the ten-day average closing price of the Common Stock prior to February 15, 1999. The New Notes provide for semi-annual interest payments at 8% per annum in cash or at 12% per annum in stock (at the Company's option) and are due February 15, 2002. The Company may require conversion if the closing bid price of the Common Stock exceeds 200% of the conversion price for 20 consecutive trading days. In all other material respects, the New Notes have terms similar to those of the old Notes. In order to encourage exchange of the Notes for New Notes, the Company offered a bonus, payable in Common Stock valued at approximately current market, of 8% of the face amount of Notes exchanged for New Notes. The Company offered an additional Common Stock bonus equal to 4% of the face amount of notes exchanged if the holder agreed to accept additional New Notes in payment of the semi-annual interest payment due February 15, 1999. All of the $1,600,000 principal amount of old Notes were exchanged for New Notes, and an additional $21,000 of New Notes were issued as payment of interest due on $525,000 of old Notes. An aggregate of 556,544 shares of Common Stock (valued at $0.23 per share, or a total of $128,005) were issued as the exchange bonus. The exchange bonus of $128,005 and legal and other associated costs of $30,011 are being amortized to interest expense over the three-year term of the New Notes.

         During August 1999, the Company exercised its option to pay interest on the New Notes in shares of Common Stock. In accordance with the provisions of the New Notes, 1,296,800 shares of Common Stock were issued, valued at $194,520 ($0.15 per share), representing interest at 12% per annum for the period February 16, 1999 through February 15, 2000.

         In connection with the 1996 Offering, the Company issued to the Placement Agent for the Offering, for nominal consideration, warrants to purchase up to 353,125 shares of Common Stock, at an exercise price of $0.80 per share (the "Exercise Price"), which had been adjusted to $0.4078 per share in accordance with the original

Placement Agent Agreement and has been further adjusted to $0.23 per share. Also in accordance with the terms of the warrants, the number of shares exercisable has been adjusted, based on the adjusted Exercise Price, to 692,742 shares of Common Stock. These warrants are exercisable at any time on or after August 15, 1996 through February 14, 2001 and contain certain piggyback registration rights.

         On July 7, 1998, the Company arranged a line of credit with Silicon Valley Bank. The agreement provides for maximum loans of $1 million, and is secured by accounts receivable, inventories, equipment and intellectual property. The agreement provides for advances against specific sales invoices at an annualized interest rate of approximately 19.75%. As of December 31, 1999, the Company owed $456,001 against the line of credit.

         In March and August 1998, the Company obtained loans aggregating $433,000 from Privatbank Vermag AG, a private investment bank with which a director of the Company is associated. These loans (the "Bridge Loans") were provided as interim financing until the Company completed its Rights Offering (See Capital Stock below). The Bridge Loans bear interest at approximately 8.5% per annum. Also, $50,000 of the Bridge Loans and $1,920 in accrued interest were converted to Common Stock and Warrants as part of the Rights Offering. The remaining $383,000 of Bridge Loans were due on July 15, 1999, when principal of $133,000 and accrued interest of $14,680 were converted to 1,136,000 shares of Common Stock. The due date of the remaining $250,000 principal amount has been extended to April 15, 2000.

         During Fiscal 1998 and Fiscal 1999, directors and officers of the Company advanced an aggregate of $265,000 to the Company. These advances bear interest at rates of 8% and 9% per annum and are due at various dates between December 14, 2002 and February 4, 2003 unless converted into Common Stock prior to maturity. Of the total advances, $125,000 is convertible into Common Stock at $0.13 per share; $40,000 at $0.11 per share, and $100,000 is not convertible.

(3)     CAPITAL STOCK

         On October 23, 1998, the Company granted, for no consideration to holders of its Common Stock, Preferred Stock and warrants, transferable rights (the "Rights") to subscribe for units (the "Units") at a subscription price of $0.22 per Unit. Each Unit consisted of one share of Common Stock and one redeemable Class E Warrant exercisable for one share of Common Stock at an exercise price for one year (through October 23, 1999) of $0.25 per share; then through October 23, 2000 at $0.35; then through October 23, 2001 at $0.50 per share; then through October 23, 2002 at $0.70 per share; then through October 23, 2003 (at which time the Class E Warrants expire) at $0.90 per share. Each holder of record as of October 16, 1998, of Common Stock and Warrants received one Right for every four shares of Common Stock or Warrants held, and each holder of Preferred Stock received 2.5 Rights for each share of Preferred Stock held. An aggregate of 8,976,962 Rights were issued. An aggregate of 7,678,679 Rights were exercised as of the close of the offering on December 22, 1998, resulting in gross proceeds to the Company of $1,689,309 and the issuance of 7,678,679 shares of Common Stock and a like number of Class E Warrants.

         Of the total 7,678,679 Rights exercised, 4,195,209 were exercised for cash of $922,946; 1,805,677 were exercised in exchange for the payment of advances (and accrued interest thereon) from officers, directors and affiliates aggregating $397,249; 272,727 were exercised in payment of a $60,000 note payable to others; 489,347 were exercised in payment of $107,656 of deferred salaries due to members of management of the Company; and 915,719 were exercised in payment for legal, consulting and other services totalling $201,458.

         During Fiscal 1993 and Fiscal 1994, the Company conducted a private placement of convertible preferred stock ("Convertible Preferred Stock"). Each share of the Convertible Preferred Stock is convertible into ten shares of FCI Common Stock, initially at $1.50 per share. The conversion ratio is subject to customary anti-dilution provisions. Dividends are cumulative and are payable annually, at the sole discretion of the holders, in cash (11%) or additional shares of Convertible Preferred Stock (8% of the number of shares owned at date of declaration). The Convertible Preferred Stock entitles the holder to a liquidation preference of $15 per share upon liquidation, dissolution or winding up of the Company. The Convertible Preferred Stock is redeemable by the Company when and if the closing bid price of FCI's Common Stock is at least 200% of the conversion price for twenty consecutive trading days. Upon redemption, the Company would issue ten shares of its Common Stock for each share of Convertible Preferred Stock. As of December 31, 1999, the Company had 207,848 shares of Convertible Preferred Stock outstanding. On September 12, 1997, the Board of Directors determined that, in view of the recent trading price of the Company's Common Stock and in view of the Company's current cash position, it would not be appropriate to declare the annual dividend payable on the Convertible Preferred Stock on November 1, 1997. Likewise, in September 1998 and September 1999, the Board of Directors determined not to declare the annual dividend payable on November 1, 1998 and 1999, respectively. As a result, the undeclared dividends, aggregating $1,028,848 (if elected entirely in cash, or 53,981 additional shares of Convertible Preferred Stock if elected wholly in additional shares), will accumulate in accordance with the terms of the Convertible Preferred Stock.

         On May 31, 1996 the Company completed an offering under Regulation S, of 3,333,333 Units, at a price of $0.90 per Unit for total gross proceeds of $3,000,000 before costs and expenses of the offering. The Company paid fees and expenses associated with the Unit offering amounting to $345,683. Each Unit consisted of one share of Common Stock and one warrant to purchase one share of Common Stock (the "Unit Warrants") the shares and warrants being immediately separable. The Unit Warrants are each exercisable at $1.00 at any time from May 31, 1996 through May 30, 2001. On April 23, 1999, as an inducement to encourage exercise of warrants, the Company offered to exchange Unit Warrants for Class E Warrants on a one-for-one basis. As of the closing of the offer and as of December 31, 1999, 1,696,333 Unit Warrants had been exchanged for E Warrants. In connection with the 1996 Unit offering, the Company issued to the Placement Agent for the offering, for nominal consideration, warrants to purchase up to 333,333 shares of Common Stock ("the Placement Agent Warrants"), at an exercise price of $0.90 per share which has been adjusted to $0.2343 per share in accordance with the Placement Agent Agreement, and the number of shares issuable upon exercise has been adjusted to 1,280,411. These Placement Agent Warrants are exercisable at any time from November 30, 1996 through May 30, 2001.

         In May 1999 the Company issued 300,000 Class E Warrants for cash of $10,000 and issued 999,000 shares of Common Stock, valued at $0.15 per share, and warrants to purchase 600,000 shares of Common Stock in exchange for investor relations and other services through January 2000. These warrants are exercisable for 3 years at exercise prices of $0.18 per share for 200,000 shares, $0.50 for 200,000 shares and $1.00 for 200,000 shares. The Common Stock and warrants were valued at a total of $203,850, which is being amortized to expense monthly over the nine months of the agreement for services.

(4)      REVENUES

         The Company continues to incur substantial losses and Management recognizes that the Company must generate additional revenues or reductions in operating costs and needs immediate additional financing to continue its operations. On December 6, 1999, the Company entered into an agreement providing for the combination of its business with that of Intrex Data Communications Corp. The Company is pursuing several potential sources for $5,000,000 in new financing required as a condition to completion of with the business combination. However, no assurance can be given that this or any bridge financing can be obtained on terms satisfactory to the Company, nor that forecasted sales will be realized to achieve profitable operations.

          ------------------------------------------------------------

PART I.  FINANCIAL INFORMATION

ITEM 2.  MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

         The following discussion and analysis should be read in conjunction with the Unaudited Consolidated Financial Statements and notes thereto.

MATERIAL CHANGES IN FINANCIAL CONDITION

         The Company had working capital of $31,918 at December 31, 1999, compared with working capital of $394,424 at September 30, 1999, a decrease in working capital of $362,506. Also the Company had an increase in stockholders' deficit of $373,152. These changes are primarily a result of the Company's net loss for the three month period ended December 31, 1999 (the "First Quarter 2000") of $483,802.

         Net cash used in operating activities during the First Quarter 2000 was $57,668 compared to net cash used in operating activities during the First Quarter 1999 of $515,784. The deficit during the First Quarter 2000 is primarily the result of the Company's net loss of $483,802, and adjustments to reconcile net loss to net cash used in operating activities. These adjustments consider changes in current assets and liabilities, as well as non-cash transactions including depreciation and amortization expense of $36,056, and common stock and warrants issued for services of $70,050. The deficit during the First Quarter 1999 was primarily a result of the Company's net loss of $620,296, and adjustments to reconcile net loss to net cash used in operating activities. These adjustments include depreciation and amortization expense of $65,941 and common stock issued in exchange for services of $121,361. Members of management of the Company agreed to accept 489,347 shares of Common Stock and 489,347 warrants for the payment of $173,529 in salaries, less approximately $65,000 in withholding taxes which the Company remitted in cash. Management had deferred the payment of a substantial portion of their salaries since June 1997, and continue to do so.

         Net cash used in investing activities during the First Quarter 2000 was $4,790, as compared to net cash used in investing activities of $2,927 during the First Quarter 1999. During the First Quarter 2000, the Company paid $4,790 for United States and foreign patent applications, and during the First Quarter 1999, the Company paid $2,927 for patent applications.

         Net cash provided by financing activities during the First Quarter 2000 was $49,027 as compared to net cash provided by financing activities during the First Quarter 1999 of $811,071. During the 1999 quarter, cash proceeds of $922,946 were received for the exercise of Rights issued to shareholders resulting in the issuance of 4,195,209 shares and warrants. Costs associated with the Rights offering paid during the quarter were $88,504. Payments on advances against the Company's line of credit with Silicon Valley Bank and other notes were $34,362 and the Company borrowed an additional $8,791 against the line of credit. During the First Quarter 2000, the Company received cash of $35,595 from an officer of the Company for 245,000 shares of restricted Common Stock, and borrowed an additional $34,052 against the line of credit.

         As discussed in Note 4 to the Consolidated Financial Statements, the Company continues to incur substantial losses and needs immediate additional financing to continue its operations. On December 6, 1999, the Company entered into an agreement providing for the combination of its business with that of Intrex Data Communications Corp. The Company is pursuing several potential sources for $5,000,000 in new financing required as a condition of completion of the business combination. However, no assurance can be given that this or any bridge financing can be obtained on terms satisfactory to the Company, nor that forecasted sales will be realized to achieve profitable operations.

MATERIAL CHANGES IN RESULTS OF OPERATIONS

         The primary target for the Company's products has been the Florida AST market. On July 13, 1998, after a four year process, the State of Florida passed into law its new storage tank regulations. Under the law, the regulated community had various options for compliance. The lowest cost option is believed to be an internal tank liner with

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

an external, certified, continuous leak detection device. Currently, the Company's PetroSense-Registered Trademark- product line is the only continuous leak detection device certified for use at all sites.

         Marathon/Ashland, Miami International Airport, Tampa Airport, Orlando Airport, West Palm Beach Airport, City of Lakeland, Coastal Fuels, Petroleum Fuels and Air Kaman have recently purchased FCI's PetroSense-Registered Trademark- equipment. Florida Power, GATX and Shell added additional tanks or locations to their installed base. These orders and commitments represented over $1.1million in revenue to FCI, spread over the September and December 1999 quarters. Shell Oil, Texaco, Florida Power Company, Reedy Creek Energy, Jacksonville Electric and GATX had already purchased and installed the Company's equipment. Revenue per tank is about $25,000.

         After discussions with Florida DEP, Management believes that through the compliance date of December 31, 1999, a significant population of the regulated community had not yet taken action to achieve compliance. An aggressive inspection program on the part of Florida DEP to inspect every tank once a year is expected to be the motivating factor for them to comply, with the result being significant revenues to the Company from this market through Fiscal 2000. The Company is also aware that certain potential customers are waiting to identify whether their sites are characterized as contaminated or uncontaminated prior to a final decision on a compliance strategy. The US EPA reports that 85% of all AST sites are contaminated.

         As occurred with the Federal UST regulations which had a mandatory compliance date of December 22, 1998, following a ten-year compliance period, some companies are expected to act later than others, impacting on the timing of revenues for the Company.

         Other States are expected to follow Florida in promulgating AST regulations, giving the Company an opportunity for further growth, although there can be no assurance such regulations will be promulgated. Virginia promulgated its own similar regulations during 1998. New Jersey, New York, Minnesota and Wisconsin are the leaders of many states which have promulgated AST regulations of some kind.

         Recently the Company received certification from Florida DEP for its PetroSense-Registered Trademark- product line for use as a leak detection strategy for pipe lines at airports and military bases, when used in conjunction with an approved liner. This is expected to open up a new market with an as yet undetermined size potential for the Company's products.

         FCI and E+H Systems and Gauging Division continue to pursue business with the US Department of Defense (DoD) in California, Florida and elsewhere. E+H Systems and Gauging (formerly Whessoe Coggins) has a significant presence in the military fuel depot market. The Company's products meet all relevant state and federal standards. A system incorporating FCI products was successfully demonstrated to the military in California during April 1998. The data generated at this test was submitted to the local regulatory authority and met their criteria. During 1998 and through June 30, 1999, the Company's revenues from sales to this market were approximately $950,000 from the installation of PetroSense-Registered Trademark- probes at approximately 30 DoD tanks. Another 30-40 tanks are expected to be so equipped sometime in calendar 2000. Equipment will initially come from inventories originally purchased by Whessoe Varec. These installations would complete this phase of the California compliance effort. There are a similar number of military tanks in Florida where regulations provide for fewer alternatives to the Company's products. The military has been allowed a variance for compliance with the Florida regulations. There are estimated to be in excess of 5,000 military tanks in the United States.

         In the UST marketplace, the Company has identified that certain large diesel tanks located at truck stops may present an opportunity for the Company's leak detection equipment. The size and throughput of these tanks is problematic for conventional compliance technologies. The Company is investigating the size of this opportunity. The E+H subsidiary in Japan, Sakura, has identified an opportunity in the retail gasoline marketplace for leak detection equipment potentially for a large number of installations. The Company is pursuing this opportunity with Sakura.

         While the development of the offshore market for the Company's OilSense-Registered Trademark- -4000 and PHA-100WL continued to be slower than originally anticipated, there are indications that the situation is improving. The combination of the lack of availability of Freon-Registered Trademark- and higher oil prices generated new orders for the Company. In August 1999, CNG Producing Company placed a blanket order for portable units for twelve of its Gulf of Mexico platforms and took delivery of six units. An additional four were delivered during the First Quarter 2000. This

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

brings the number of customers to seventeen and the number of units to well over 60. Also during the First Quarter 2000, Amoco, Spirit Energy 76 (4 units), Murphy Exploration (4 units) and Santa Fe Resources purchased additional units for their platforms in the Gulf of Mexico. Spirit Energy has now installed 19 PHA-100WLs and Amoco has installed the Company's OilSense-Registered Trademark--4000 and PHA-100WLs at 9 of their more than 25 sites. The recently reported potential link between the chemical n-hexane and the incidence of brain cancer at a now closed research facility in Naperville, Illinois, has brought into question the adoption by some operators of the EPA's standard reference method which proposed the use of n-hexane as a replacement for Freon for use in reference lab environments. This would eliminate the one serious competitor to the Company's portable unit and would impact on some of the larger operators in the Gulf and elsewhere. Merger activity among the major oil companies continues to slow installations, but is not believed to have significantly affected the size of the opportunity.

         The Company is continuing its marketing efforts in other major offshore production areas including the North Sea and the Persian Gulf.

         Total revenues for the First Quarter 2000 were $596,484 as compared to $328,895 for the First Quarter 1999. Revenues for the First Quarter 2000 included approximately $360,000 for the installation of the Company's leak detection products in Florida and approximately $87,000 in sales of equipment for additional such installations. Sales of such products to the Company's then alliance partner in the First Quarter 1999 were approximately $230,000.

         Revenue also included sales to Spirit Energy, Murphy Exploration, BP Amoco and other operators of offshore oil and gas production platforms.

         Gross profit for the First Quarter 2000 was $215,062 or 36% of sales, compared to $145,301 or 44% of sales for the First Quarter 1999. The decrease in gross margin percentage is primarily a result of the high proportion of revenues from the relatively lower margin installation revenues.

         The Company's sensor development project with Gilbarco has moved to the stage where Gilbarco is expected to submit, by spring of 2000, products incorporating the Company's sensor to the California Air Resources Board
(CARB) for certification to meet anticipated Onboard Refueling and Vapor Recovery (ORVR) requirements. Acceptance by CARB is expected to lead to introduction by Gilbarco of a product line that offers its customers a full range of products to meet present and future national regulations and for the Company to start the process to manufacture sensors to meet Gilbarco's needs. Gilbarco and the Company recently signed a support agreement where Gilbarco provides financial and other support through this period.

         During Fiscal 1999, the Company signed a five-year agreement with Bosch Telecom ("Bosch") whereby the two companies cross license certain of each others proprietary sensor technologies for certain specified markets. Bosch gets access to proprietary chemistry technologies owned by FCI which it can use in the areas of security systems, automotive and other markets. The Company gets access to certain sensor technologies and has access to these technologies in certain regulated and non-regulated markets. These allow the Company to branch out into certain non-regulated markets of interest such as the medical sensor market. This is part of the Company's strategy to lessen its dependence on regulated markets.

         In conjunction with the Bosch agreement, the Company entered into discussions with a medical instrument manufacturing company to supply certain gas sensor technology for a neonatal application. This company requires a low-cost, disposable sensor package to replace its existing sensing technology. The size of the opportunity is estimated by the manufacturer to be 2,000,000 units per year in the U.S. alone. A study is ongoing to determine the feasibility of the project.

         The Company's Port of Rotterdam projects with the Dutch engineering firm IWACO are ongoing. The Company has become an equal partner in two IWACO programs relating to bioremediation and monitoring technologies. The Company benefits from access to data, technology, resources and personnel of the programs' member companies that include Shell International Products, Solvay S.A. and TNO, the Dutch government research organization. In the event one of the bioremediation technologies is selected for use, there would be a significant need

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

for monitoring instrumentation to ensure long-term satisfactory operation. Evaluation of the various bioremediation technologies will continue into 2000.

         The Company also entered into an agreement whereby TNO, Coca-Cola Enterprises - NL and FCI will cooperate in the development of certain sensors of interest to the food and beverage industry.

         Research, development and engineering expenditures decreased by $37,178, or 24%, to $117,619 during the First Quarter 2000 from the First Quarter 1999, primarily as a result of lower technology amortization expense.

         General and administrative expenses decreased by $52,644, or 14%, during the First Quarter 2000 from the First Quarter 1999, primarily as a result of unusually high expenditures during the 1999 quarter related to financial planning including travel and legal and consulting fees.

         Sales and marketing expenditures decreased by $8,075, or 5%, during the First Quarter 2000 from the First Quarter 1999.

         Interest expense increased by $25,246, or 31%, during the First Quarter 2000 over the First Quarter 1999 reflecting the payment of interest on the Company's senior convertible notes at 12% (in Common Stock) rather than at 8% (in cash).

         As a result of the foregoing, the Company incurred a net loss of $483,802, or a net loss of $0.01 per share for the First Quarter 2000 as compared to a net loss of $620,296, or a net loss of $0.02 per share, for the First Quarter 1999.

         The Company announced on December 6, 1999 that it had reached an agreement to combine FiberChem with Intrex Data Communications Group of Vancouver, British Columbia. FiberChem, the surviving entity, will be renamed DecisionLink Incorporated.

         Intrex is a private company which provides proprietary Internet and communications technology for communicating data to or from remote or mobile assets on a real-time basis using wireless, satellite and cellular data systems. Data is routed through Intrex's global network which acts as a data gateway and applications service provider allowing customers to monitor and control remote or mobile assets such as gas wells, pipelines, compressors, storage tanks, offshore platforms, or service vehicles directly from a desktop PC.

         Intrex is a licensed reseller of the Orbcomm Global LP low earth orbit or LEO satellite data and messaging communications services. Orbcomm is a partnership owned by Orbital Sciences Corporation and Teleglobe, Inc. of Canada. Intrex also has communications agreements that provide satellite services through Norcom, Inc. as well as digital cellular services.

         FiberChem will continue to pursue its existing aboveground storage tank, offshore and sensor markets and intends, upon completion of the transaction, to incorporate Intrex's technology where appropriate. FiberChem also intends to pursue new business in Intrex markets that can incorporate FiberChem technology.

         The completion of the transaction is subject to the satisfaction or waiver of certain conditions, including, among others: (i) the approval of the arrangement by Intrex common shareholders and the Supreme Court of British Columbia, (ii) the accuracy of representations and warranties and other usual closing conditions and (iii) $5,000,000 in new financing proceeds being available to FiberChem immediately following the combination on terms and conditions satisfactory to FiberChem and Intrex.

         The Company experienced no disruptions in its operations as a result of Year 2000 issues.

         Management does not consider that inflation has had a significant effect on the Company's operations to date, nor is inflation expected to have a material impact over the next year.

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

         This report includes forward-looking statements relating to the Company's operations that are based on Management's and third parties' current expectations, estimates and projections. These statements are not guarantees of future performances and actual results could differ materially. The statements in this report regarding FCI's proposed business combination with Intrex, the combined entity's delivery of services over the Internet and the size of the market for the combined company's services, are forward-looking statements that involve risks and uncertainties. These risks and uncertainties include, FCI's ability to complete the combination, the combined entity's ability to market its services using the two companies' technologies, the timely development and acceptance of new products, final promulgation and enforcement of regulations, the impact of competitive products and pricing, the timely funding of customer's projects, customer payments to the Company and other risks detailed from time to time in the Company's SEC reports.

PART II.  OTHER INFORMATION

ITEM 1.  LEGAL PROCEEDINGS

         A former distributor has filed an action in French national courts claiming improper termination by FCI Environmental, Inc. The Company has responded that the distribution agreement provides for arbitration, in Nevada, of any disputes and that therefore, the French courts do not have jurisdiction, and further that the claims are without merit. The French Court has ruled that the former distributor may be entitled to approximately $80,000 (approximately one-half of the original claim); however, either party may appeal the decision. The Company does intend to appeal the decision.

         On September 23, 1998, OCS, Inc., a Texas corporation and customer of the Company's subsidiary, FCI Environmental, Inc., filed a lawsuit against FCIE in the District Court of Harris County, Texas, 165th Judicial District. The lawsuit was based on an alleged breach of warranty for goods purchased from FCIE. The lawsuit was dismissed without prejudice to either party on January 19, 1999. On February 18, 1999, the Company filed an action in Nevada against OCS to collect amounts due from OCS for products sold to OCS, fees, expenses and damages totaling approximately $200,000. The action was subsequently removed to the U.S. District Court of Nevada, and OCS filed counter claims including an alleged breach of warranty and claims for incidental and consequential damages for $750,000. OCS has failed to file verified pleadings and has failed to engage Nevada counsel as required by the Rules of the U. S. District Court. The Company's motion to dismiss OCS's counter claims and pleadings has been granted by the Count. The Company expects to file for a default judgment against OCS.

ITEM 4. SUBMISSION OF MATTERS TO A VOTE OF SECURITY HOLDERS

         No matters were submitted to a vote of the Company's stockholders during the three-month period ended December 31, 1999.

ITEM 6.  EXHIBITS AND REPORTS ON FORM 8-K

         (a)      Exhibits.  None.

         (b)      Reports on Form 8-K.

                  A report on Form 8-K was filed by the Company on December 27, 1999 reporting under "Item 5. Other Events" that the Company had entered into a definitive agreement dated December 6, 1999 providing for the combination of its business with that of Intrex Data Communications Corporation.

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



                                   SIGNATURES

         In accordance with the requirements of the Exchange Act, the registrant caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



         FIBERCHEM, INC.



February 12, 2000                   By:  /s/  Geoffrey F. Hewitt
-----------------                        -----------------------
Date                                     Geoffrey F. Hewitt
                                         President and Chief Executive Officer



February 12, 2000                   By:  /s/  Melvin W. Pelley
-----------------                        ---------------------
Date                                     Melvin W. Pelley
                                         Chief Financial Officer and Secretary

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